EXHIBIT (a)(1)(vi)

FORM OF EMAIL REMINDER

To: Certain Eligible Employees
From: [_______________]

Re: Reminder of Expiration of Offer to Exchange

The Asure Software, Inc. Offer to Exchange Certain Outstanding Stock Options for Restricted Stock Units, dated December 16, 2019 (as it may be amended or supplemented from time to time, the “Offer to Exchange” or the “Offer”) is still currently open. Please note that the Offer will expire at 11:00 p.m. Central Time on January 14, 2020, unless we extend the Offer.

According to our records, you have not yet submitted an Election Form for your eligible options. Participation in the Offer is voluntary; however, if you would like to participate in the Offer, you must complete an Election Form before the expiration of the Offer. Election Forms and other documents relating to the Offer (including instructions) are available by contacting Asure Equity Administration at optionexchange@asuresoftware.com.

If you have questions, please contact Asure Equity Administration at optionexchange@asuresoftware.com. There is no need to reply to this email message; any questions should be directed to Asure Equity Administration.

The submission of the required documents must be made by the deadline indicated above. We cannot accept late submissions, and we therefore urge you to respond early to avoid any last minute problems.

This notice does not constitute the Offer. The full terms of the Offer are described in (1) the Offer to Exchange; (2) the Election Form; (3) the Agreement to Terms of Election; and (4) the 2018 Incentive Award Plan, and the Form of Restricted Stock Unit Agreement.